Filed by TLC Laser Eye Centers Inc..
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: Laser Vision Centers, Inc.
                           Form S-4 Registration Statement (File No.: 333-71532)

The following is the text of a press release issued by TLC Laser Eye Centers Inc. on Tuesday, March 5, 2002:

TLC Procedure Volumes Rebound Strongly In Q3-02

BETHESDA, Md.--March 5, 2002--TLC Laser Eye Centers Inc. (NASDAQ: TLCV; TSE:
TLC) today announced procedure volumes for the three month period ended February 28, 2002.

Over 24,800 paid procedures were performed at the Company's laser eye surgery centers in the third quarter. This is down from the 33,500 procedures performed during the same period a year ago but represents a 40% increase from Q2-02 volumes of 17,700.

Strong sequential growth combined with lower break-even procedure volume level requirements provides TLC with confidence that it will report a return to positive operating cash flow when it announces Q3 financial results in mid-April.

Elias Vamvakas, TLC's President and CEO said, "This quarter's rebound in procedure volumes confirms our belief that the industry has started to heal from the turmoil that once besieged it. As we move forward into what is traditionally another strong period of growth, we believe we are well positioned to capitalize on both a recovering industry and an improving macro-economic environment."

About TLC

As previously announced, TLC and Laser Vision Centers Inc. (NASDAQ: LVCI) have agreed to merge. The joint proxy statement/prospectus describing the proposed merger is expected to be mailed to shareholders of TLC and LaserVision beginning March 7, 2002.

Founded in 1993, TLC enjoys a number of valuable assets including a network of more than 12,500 affiliated doctors, access to some of the newest refractive technologies, proven patient education and marketing programs, The TLC Lifetime Commitment(SM) to patients, a full suite of advanced information systems and support services, and a well established corporate brand.

Important Additional Information Will be Filed with the SEC

This press release contains certain forward-looking statements about TLC, LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may," "will," "expect," "intend," "anticipate," "estimate," "predict," "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by
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their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the ability of TLC and LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future results. See TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

On March 1, 2002, TLC filed a definitive, final proxy statement/prospectus concerning the merger with the United States Securities and Exchange Commission (the "SEC"). We urge investors to read the proxy statement/prospectus, including the section entitled "Risk Factors and Other Considerations," and any other relevant documents filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. Read the proxy statement/prospectus carefully before making a decision concerning the merger.